UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Covisint Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R 10 3
(CUSIP Number)

JOHN FICHTHORN
DIALECTIC CAPITAL MANAGEMENT, LP
119 ROWAYTON AVENUE, 2ND FLOOR
NORWALK, CONNECTICUT 06853
(212) 230-3232

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,055,878
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,055,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,878
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,146,011
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,146,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Tidewatch Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 23,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 23,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,501,489
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,501,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,501,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,501,489
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,501,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,501,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Bernard J. Eastwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,501,489
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,501,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,501,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,501,489
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,501,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,501,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Scott Daniels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Alan B. Howe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON John Mutch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Edward Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to read as follows:

In connection with the Cooperation Agreement defined and described in Item 4 below, Messrs. Daniels, Howe, Mutch and Rose are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D, together with the new Reporting Person identified below, with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the foregoing Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Tidewatch Partners, LP, a Delaware limited partnership (“Tidewatch”), is hereby added as a Reporting Person to the Schedule 13D, as amended, with respect to the Shares directly and beneficially owned by it.  The principal business address of Tidewatch is 119 Rowayton Ave., 2nd Floor, Norwalk, CT 06853.  The principal business of Tidewatch is investing in securities.  During the last five (5) years, Tidwatch has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of Dialectic Capital Partners, DOF, DAP, and Tidewatch were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 276,100 Shares beneficially owned by Dialectic Capital Partners is approximately $618,826, including brokerage commissions.  The aggregate purchase price of the 1,055,878 Shares beneficially owned by DOF is approximately $2,274,049, including brokerage commissions. The aggregate purchase price of the 1,146,011 Shares beneficially owned by DAP is approximately $2,333,427, including brokerage commissions. The aggregate purchase price of the 23,500 Shares beneficially owned by Tidewatch is approximately $45,222, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to read as follows:

On August 25, 2016, Dialectic Capital and certain of its affiliates (collectively, “Dialectic”) entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”).   The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 22357R 10 3

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed to increase the size of the Board from six (6) to nine (9) directors and appoint each of Andreas Mai, John F. Smith and Jonathan Yaron (collectively, the “New Appointees”) to the Board, effective immediately. The Issuer also agreed, among other things, to: (i) reduce the size of the Board to eight (8) directors effective no later than August 31, 2016 and further reduce the size of the Board to seven (7) directors, effective upon the conclusion of the 2016 annual meeting of shareholders (the “2016 Annual Meeting”); (ii) recommend, support and solicit proxies for the election of the New Appointees to the Board at the 2016 Annual Meeting, together with Samuel M. Inman, III, Bernard Goldsmith, William O. Grabe, and Lawrence David Hansen, such that a total of seven (7) directors are to be elected at the 2016 Annual Meeting; (iii) appoint John F. Smith as non-executive Chairman of the Board; (iv) appoint each of the New Appointees to at least one (1) of the three (3) standing committees of the Board and at least one (1) of the New Appointees as the Chairman of the Nominating and Governance Committee or Compensation Committee of the Board; (v) not increase the size of the Board beyond seven (7) members without the unanimous approval of the Board from the conclusion of the 2016 Annual Meeting until the expiration of the Standstill Period (as defined below); and (vi)  reimburse Dialectic for its reasonable fees and expenses, including legal fees, as actually and reasonably incurred in connection with the negotiation and execution of the Cooperation Agreement in an amount not to exceed $75,000. The Cooperation Agreement also provides that if any of the New Appointees (or any replacement director) is unable to serve as a director for any reason, resigns as a director, or is removed as a director prior to the end of the Standstill Period and at such time Dialectic beneficially owns in the aggregate at least two percent (2.0%) of the Issuer’s then outstanding Shares, subject to adjustment, then Dialectic and the Issuer will work together in good faith to appoint a mutually agreed-upon replacement director.

Pursuant to the terms of the Cooperation Agreement, Dialectic agreed, among other things to: (i) withdraw its notice of shareholder nomination of individuals for election as directors at the 2016 Annual Meeting and terminate its commencement of a proxy solicitation in connection therewith; and (ii) appear in person or by proxy at the 2016 Annual Meeting and at each special meeting of shareholders held during the Standstill Period such that all Shares owned by Dialectic are counted as present thereat for purposes of establishing a quorum and vote all Shares beneficially owned by it on the Issuer’s proxy card or voting instruction form (a) in favor of the election of only the nominees nominated and recommended by the Board and (b) in accordance with the Board’s recommendation with respect to any other proposal presented at such meeting unless (x) Institutional Shareholder Services Inc. recommends otherwise with respect to any such proposal or (y) such proposal relates to an Opposition Matter (as defined in the Cooperation Agreement) submitted by the Board to shareholders for approval.

Dialectic also agreed to certain customary standstill provisions until the earlier of (i) ten (10) business days prior to the deadline for the submission of shareholder nominations for the 2017 annual meeting of shareholders or (ii) one hundred (100) calendar days prior to the first anniversary date of the 2016 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Dialectic and its affiliates from taking specified actions during the Standstill Period with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any other “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for the election or removal of directors; or (iv) making shareholder proposals at any annual or special meeting of shareholders or offers with respect to mergers, acquisitions and other business combinations.

CUSIP NO. 22357R 10 3

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,577,687 Shares outstanding, as of August 1, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.

A.	Dialectic Capital Partners

(a)	As of the close of business on August 26, 2016, Dialectic Capital Partners beneficially owned 276,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,100

(c)	The transactions in the Shares by Dialectic Capital Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	DOF

(a)	As the close of business on August 26, 2016, DOF beneficially owned 1,055,878 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,055,878
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,055,878

(c)	The transactions in the Shares by DOF during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

C.	DAP

(a)	As the close of business on August 26, 2016, DAP beneficially owned 1,146,011 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,146,011
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,146,011

(c)	The transactions in the Shares by DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 22357R 10 3

D.	Tidewatch

(a)	As the close of business on August 26, 2016, Tidewatch beneficially owned 23,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 23,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 23,500

(c)	The transactions in the Shares by Tidewatch during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

E.	Dialectic Capital

(a)
Dialectic Capital, as the investment manager to each of Dialectic Capital Partners, DOF, DAP and Tidewatch, may be deemed the beneficial owner of the (i) 276,100 Shares owned by Dialectic Capital Partners, (ii) 1,055,878 Shares owned by DOF, (iii) 1,146,011 Shares owned by DAP and (iv) 23,500 Shares owned by Tidewatch.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,501,489
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,501,489

(c)
Dialectic Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF, DAP and Tidewatch during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

F.	Dialectic GP

(a)
Dialectic GP, as the general partner to each of Dialectic Capital Partners, DOF, DAP and Tidewatch, may be deemed the beneficial owner of the (i) 276,100 Shares owned by Dialectic Capital Partners, (ii) 1,055,878 Shares owned by DOF, (iii) 1,146,011 Shares owned by DAP and (iv) 23,500 Shares owned by Tidewatch.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,501,489
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,501,489

(c)
Dialectic GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF, DAP and Tidewatch during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 22357R 10 3

G.	Mr. Eastwood

(a)
Mr. Eastwood, as a managing partner to Dialectic Capital, may be deemed the beneficial owner of the (i) 276,100 Shares owned by Dialectic Capital Partners, (ii) 1,055,878 Shares owned by DOF, (iii) 1,146,011 Shares owned by DAP and (iv) 23,500 Shares owned by Tidewatch.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,501,489
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,501,489

(c)
Mr. Eastwood has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF, DAP and Tidewatch during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

H.	Mr. Fichthorn

(a)
Mr. Fichthorn, as a managing partner to Dialectic Capital, may be deemed the beneficial owner of the (i) 276,100 Shares owned by Dialectic Capital Partners, (ii) 1,055,878 Shares owned by DOF, (iii) 1,146,011 Shares owned by DAP and (iv) 23,500 Shares owned by Tidewatch.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,501,489
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,501,489

(c)
Mr. Fichthorn has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF, DAP and Tidewatch during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

I.           Mr. Daniels

(a)	As of the close of business on August 26, 2016, Mr. Daniels did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Daniels has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP NO. 22357R 10 3

J.           Mr. Howe

(a)	As of the close of business on August 26, 2016, Mr. Howe did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Howe has not entered into any transactions in the Shares during the past sixty (60) days.

K.           Mr. Mutch

(a)	As of the close of business on August 26, 2016, Mr. Mutch did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mutch has not entered into any transactions in the Shares during the past sixty (60) days.

L.           Mr. Rose

(a)	As of the close of business on August 26, 2016, Mr. Rose did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rose has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on August 26, 2016, the Reporting Persons collectively beneficially owned an aggregate of 2,501,489 Shares, constituting approximately 6.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 22357R 10 3

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 25, 2016, Dialectic and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On August 29, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Cooperation Agreement by and among Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Tidewatch Partners, LP, Dialectic Capital Management, LP, Dialectic Capital, LLC, Bernard J. Eastwood, John Fichthorn and Covisint Corporation, dated August 25, 2016.

99.2
Joint Filing Agreement by and among Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Tidewatch Partners, LP, Dialectic Capital Management, LP, Dialectic Capital, LLC, Bernard J. Eastwood and John Fichthorn, dated August 29, 2016.

CUSIP NO. 22357R 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2016

Dialectic Capital Partners, LP

By:	Dialectic Capital Management, LP, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Offshore, Ltd.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

Dialectic Antithesis Partners, LP

By:	Dialectic Capital Management, LP, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Tidewatch Partners, LP

By:	Dialectic Capital Management, LP, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Capital Management, LP

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

CUSIP NO. 22357R 10 3

Dialectic Capital, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

/s/ Bernard J. Eastwood
Bernard J. Eastwood

/s/ John Fichthorn
John Fichthorn, Individually and as attorney-in-fact for Scott Daniels, Alan B. Howe, John Mutch and Edward Rose

CUSIP NO. 22357R 10 3

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

DIALECTIC CAPITAL PARTNERS, LP

Purchase of Common Stock	600	2.0958	06/27/2016
Purchase of Common Stock	300	2.0800	07/06/2016
Purchase of Common Stock	200	2.0999	07/19/2016
Purchase of Common Stock	100	2.1000	07/20/2016
Purchase of Common Stock	200	2.0978	07/25/2016
Purchase of Common Stock	6,300	1.9000	08/09/2016
Purchase of Common Stock	100	1.9000	08/10/2016
Purchase of Common Stock	200	2.0500	08/16/2016

DIALECTIC OFFSHORE, LTD.

Purchase of Common Stock	2,100	2.0958	06/27/2016
Purchase of Common Stock	1,200	2.0800	07/06/2016
Purchase of Common Stock	15,545	2.0999	07/19/2016
Purchase of Common Stock	4,500	2.1000	07/20/2016
Purchase of Common Stock	11,633	2.0978	07/25/2016
Purchase of Common Stock	28,700	1.9000	08/09/2016
Purchase of Common Stock	500	1.9000	08/10/2016
Purchase of Common Stock	700	2.0500	08/16/2016
Purchase of Common Stock	100	2.0500	08/19/2016

DIALECTIC ANTITHESIS PARTNERS, LP

Purchase of Common Stock	2,165	2.0958	06/27/2016
Purchase of Common Stock	1,300	2.0800	07/06/2016
Purchase of Common Stock	4,300	2.0999	07/19/2016
Purchase of Common Stock	1,300	2.1000	07/20/2016
Purchase of Common Stock	3,300	2.0978	07/25/2016
Purchase of Common Stock	42,500	1.9000	08/09/2016
Purchase of Common Stock	800	1.9000	08/10/2016
Purchase of Common Stock	1,059	2.0500	08/16/2016
Purchase of Common Stock	85	2.0500	08/19/2016

TIDEWATCH PARTNERS, LP

Purchase of Common Stock	22,500	1.9000	08/09/2016
Purchase of Common Stock	400	1.9000	08/10/2016
Purchase of Common Stock	600	2.0500	08/16/2016